BURBERRY

05005342

By Courier to the Mail Room

FILE NO: 82-34691

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N,W
Washington DC 20549

SEC MAIL PROCESSING RECEIVED JAN 14 2005 WASH, D.C. 213 SECTION

SUPPL

10 January 2005

Dear Sir/Madam

BURBERRY GROUP PLC ("the Company")

INFORMATION FURNISHED PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT 1934 ("EXCHANGE ACT")

The attached information is being furnished to the Securities and Exchange Commission by the Company in order to maintain the exemption from Section 12(g) of the Exchange Act afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act.

Pursuant to subparagraph (1)(i) of Rule 12g3-2(b) under the Exchange Act, we attach copies of the announcements and notifications that the Company has either:

a) made or is required to make public pursuant to the laws of England and Wales, the jurisdiction of its domicile and under the laws of which it is incorporated; or
b) filed or is required to file with the UK Listing Authority ("UKLA") or the London Stock Exchange ("LSE") and which was or will be made public by the UKLA or the LSE; or
c) distributed or is required to distribute to its security holders;

during the period 10 September 2004 – 31 December 2004.

The information set out in this letter and the documents enclosed herewith are being furnished under subparagraph (b)(1)(i) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Michael Mahony
General Counsel & Secretary

Enc

PROCESSED
JAN 26 2005
THOMSON FINANCIAL

Company Number: 3458224

THE COMPANIES ACT 1985

Burberry Group plc
("the Company")

At the Extraordinary General Meeting of the Company duly convened and held at the Sofitel St James Hotel, 6 Waterloo Place, London SW1Y 4AN on Monday, 20 December 2004, the following resolution was passed:

SPECIAL RESOLUTION

1. THAT, the Company be generally and unconditionally authorised for the purposes of section 165 of the Companies Act 1985 and Chapter 11 of the Listing Rules of the United Kingdom Listing Authority to enter into an agreement with GUS plc, a copy of which was tabled by the chairman of the meeting, pursuant to which the Company shall repurchase ordinary shares of 0.05p each in the capital of the Company from GUS plc (which number of ordinary shares repurchased, when aggregated with on-market repurchases during the term of the agreement, shall not exceed 50,069,116, being slightly less than 10 per cent. of the ordinary shares in issue as at the date of the circular to shareholders giving notice of the extraordinary general meeting at which this resolution is proposed) in accordance with the terms and conditions of the agreement, provided that this authority shall expire at midnight on the day of the 2005 annual general meeting of the Company, and that the Board be authorised to execute all documents and to do all things the Board considers necessary or desirable in connection with that agreement (except that no variations or material amendments will be made to the agreement).

For and on behalf of
Burberry Group plc

....
Assistant Company Secretary

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 03458224

Company name in full Burberry Group plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	*Day Month Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	13 12 2004	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	13332		
Nominal value of each share	0.05p		
Amount (if any) paid or due on each share *(including any share premium)*	399p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited A/C ESOS Address: 20 Moorgate London UK Postcode E C 2 R 6 D A	Class of shares allotted ORDINARY	Number allotted 13332
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 10.1.05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 03458224

Company name in full Burberry Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	11	2004	07	12	2004

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	276662	6666	10000
Nominal value of each share	0.05p	0.05p	0.05p
Amount (if any) paid or due on each share *(including any share premium)*	418p	414p	391p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited A/C ESOS Address: 20 Moorgate LONDON UK Postcode E C 2 R 6 D A	Class of shares allotted ORDINARY	Number allotted 293328
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 9.12.04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Fisher
58/59 HAYMARKET, LONDON
SW1Y Tel 020 7968 0263
DX number DX exchange

Companies House
— for the record —

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3458224

Company Name in full Burberry Group plc

	Day	Month	Year
Date of appointment	16	11	2004
†Date of Birth	02	12	1955

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: *Honours etc:

Forename(s): BRIAN EDMUND

Surname: BLAKE

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† **Usual residential address**: 20 WOOD'S MEWS

Post town: LONDON Postcode: W1K 7DR

County / Region: Country: ENGLAND

†Nationality: USA †Business occupation: DIRECTOR

†Other directorships (additional space overleaf):

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 19/11/04

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 25/11/04

(~~**a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Burberry
58-59 Haymarket London
Tel 020 7968 0263

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form April 2002

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Company Number

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Regulatory Announcement

Go to market news section

Company	Burberry Group PLC
TIDM	BRBY
Headline	Doc re. EGM Resolution
Released	13:36 20-Dec-04
Number	6231G

Burberry Group plc ("the Company")

- Resolution passed at an Extraordinary General Meeting of the Company held on 20 December 2004

In accordance with paragraph 9.31(b) of the UKLA Listing Rules, two copies of the above document have been submitted to the UK Listing Authority, and will shortly be available for inspection at the Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. 020 7066 1000

END

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Regulatory Announcement

Go to market news section

Company	Burberry Group PLC
TIDM	BRBY
Headline	Result of EGM
Released	12:23 20-Dec-04
Number	6171G

Burberry Group plc ("the Company")

The Company announces the following results of the poll taken at its Extraordinary General Meeting held earlier today:

	For		Against			*For information only*
Resolution	**Number of Votes**	**% of Votes Cast (excluding Votes Withheld)**	**Number of Votes**	**% of Votes Cast (excluding Votes Withheld)**	**Total Number of Votes**	**Votes Withheld**
1.	118,817,036	99.9996	500	0.0004	118,817,536	2,000

Notes

The following Resolution was voted on at the Company's EGM:

Resolution 1 To authorise the Company to enter into an agreement with GUS plc pursuant to which the Company shall repurchase its ordinary shares from GUS plc in accordance with the terms of that agreement.

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Regulatory Announcement

Go to market news section

Company	Burberry Group PLC
TIDM	BRBY
Headline	Doc re. Interim Report
Released	17:28 30-Nov-04
Number	8460F

Burberry Group plc ("the Company")

30 November 2004

In accordance with paragraph 9.31(a) of the UK Listing Authority ("UKLA") Listing Rules, two copies of the Company's Interim Report for the six months ended 30 September 2004 have been submitted to the UKLA, for publication through the Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. 020 7066 1000

END

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Regulatory Announcement

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Circ re. Repurchase of Shares
Released	17:46 26-Nov-04
Number	7309F

Burberry Group plc Share Repurchase Programme

Burberry Group plc announced on 16th November 2004 its intention to submit to shareholders for approval at an extraordinary general meeting a proposal to enter into an agreement with GUS plc in order to repurchase ordinary shares from GUS plc alongside any on-market repurchases to be made pursuant to the general authority granted at the annual general meeting in July 2004.

A circular dated 26th November, 2004 has now been posted to shareholders in relation to this Share Repurchase Programme and copies of that circular have been lodged with the United Kingdom Listing Authority (UKLA) to be made available for public inspection at the Document Viewing Facility of the UKLA at Financial Services Authority, 25 The North Colonnade, London E14 5HS.

The extraordinary general meeting of shareholders to consider the Share Repurchase Programme has been convened for Monday 20th December, 2004.

END

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Regulatory Announcement

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Director Shareholding
Released	16:31 25-Nov-04
Number	6678F

Burberry Group plc ("the Company") has received notification from Brian Blake, following his appointment as a director of the Company on 16th November 2004, that on 2 August 2004 he was awarded:

(i) options over 231,640 Ordinary Shares of 0.05p each in the Company under the Burberry Group plc Approved Executive Share Option Scheme 2002 and the Burberry Group plc Non Approved Executive Share Option Scheme 2002, with an exercise price of 378p per share;

(ii) a nil-cost option over 231,640 Ordinary Shares of 0.05p each in the Company subject to terms which are materially the same as the terms of the Burberry Senior Executive IPO Restricted Share Plan and subject to such terms 50% of the option will become exercisable on 2 August 2007, 25% on 2 August 2008 and 25% on 2 August 2009.

END

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NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an Extraordinary General Meeting of the Company will be held at the Sofitel St James Hotel, 6 Waterloo Place, London SW1Y 4AN on Monday, 20 December 2004 at 10.00 a.m. for the purpose of considering and, if thought fit, passing the following resolution as a special resolution:

> THAT, the Company be generally and unconditionally authorised for the purposes of section 165 of the Companies Act 1985 and Chapter 11 of the Listing Rules of the United Kingdom Listing Authority to enter into an agreement with GUS plc, a copy of which was tabled by the chairman of the meeting, pursuant to which the Company shall repurchase ordinary shares of 0.05p each in the capital of the Company from GUS plc (which number of ordinary shares repurchased, when aggregated with on-market repurchases during the term of the agreement, shall not exceed 50,069,116, being slightly less than 10 per cent. of the ordinary shares in issue as at the date of the circular to shareholders giving notice of the extraordinary general meeting at which this resolution is proposed) in accordance with the terms and conditions of the agreement, provided that this authority shall expire at midnight on the day of the 2005 annual general meeting of the Company, and that the Board be authorised to execute all documents and to do all things the Board considers necessary or desirable in connection with that agreement (except that no variations or material amendments will be made to the agreement).

By order of the Board

Michael Mahony
General Counsel and Secretary
26 November 2004

Registered office:
18-22 Haymarket
London SW1Y 4DQ

Notes:

1. A Shareholder entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, vote in his/her place. A proxy need not be a Shareholder of the Company.

2. To be valid, a form appointing a proxy, and any power of attorney or other authority under which it is signed (or a copy of any such authority certified notarially or in some other way approved by the Directors), must be lodged with the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL, not less than 48 hours before the time of the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used. The completion and return of a proxy form will not preclude Shareholders entitled to attend and vote at the meeting (or at any adjournment thereof) from doing so in person if they wish.

3. The Company specifies, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, that only those persons entered on the Register of Members of the Company at 6.00 p.m. on Saturday, 18 December 2004 shall be entitled to attend and vote at the meeting in respect of the number of Shares registered in their name at that time. Changes to entries on the Register after that time will be disregarded in determining the rights of any person to attend and vote at the meeting.

EGM ATTENDANCE CARD

BURBERRY

If you plan to attend the Extraordinary General Meeting ("EGM"), please complete this attendance card and return it to the address overleaf (no stamp is required).

I will be attending the EGM to be held at the Sofitel St James Hotel, 6 Waterloo Place, London SW1Y 4AN, on Monday, 20 December 2004 at 10.00 a.m. ☐ (please tick)

If you are a wheelchair user and wish to attend the EGM, please contact Burberry on 020 7968 0263.

Signature ____________ Date ________

EGM ADMISSION CARD

BURBERRY

Please complete this admission card where indicated and hand it in at the registration desk.

Please note that the Extraordinary General Meeting ("EGM") is a private meeting for shareholders and duly authorised proxies/representatives.

The EGM is being held at the Sofitel St James Hotel, 6 Waterloo Place, London SW1Y 4AN, on Monday, 20 December 2004. A map showing the location of the EGM is printed overleaf.

Doors will open for registration at 9.30 a.m. and the EGM will commence at 10.00 a.m.

Signature ____________ Date ________

BURBERRY GROUP PLC
EXTRAORDINARY GENERAL MEETING
PROXY CARD

BURBERRY

I/We, being (a) member (s) of the above named Company, hereby appoint the Chairman of the Meeting*; or

____

as my/our proxy to attend and, on a poll, to vote for me/us at the Extraordinary General Meeting of the Company to be held on Monday, 20 December 2004 at 10.00 a.m. and at any adjournment thereof. I/We direct my/our proxy to vote (or abstain from voting) as he or she thinks fit on the resolution submitted to the Meeting where no specific direction is given and on any other business which may properly come before the Meeting.

*If it is desired to appoint any other person, delete "the Chairman of the Meeting" and insert the name of your proxy.

Special Resolution	For	Against	Vote withheld
1 To authorise the Company to enter into an agreement with GUS plc pursuant to which the Company shall repurchase its ordinary shares from GUS plc in accordance with the terms of that agreement.	☐	☐	☐

2555-001-1

Signature ____________ Date ________

Notes

1 Please indicate with a [x] in the appropriate place how you wish your votes to be cast. If you give no indication the proxy will exercise his/her discretion both as to how s/he votes and as to whether or not s/he abstains from voting, as s/he will upon any other issue arising at the Meeting.
2 In the case of joint holders any one of them may sign this proxy, but the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders. Seniority is determined by the order in which the names stand in the Register of Members.
3 In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by an attorney or a duly authorised officer.
4 To be effective, this proxy must be signed and dated and this proxy, and any other power of attorney or other authority under which it is executed (or a duly certified copy of any such power or authority), must be received by the Company's Registrars not less than 48 hours before the time of the Meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the Meeting or adjourned meeting) for the taking of the poll at which it is to be used.
5 A shareholder is entitled to appoint a proxy of his/her own choice. The appointment of a proxy will not prevent a member from subsequently attending and voting at the Meeting in person.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt what action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all your shares in Burberry Group plc, please send this document, together with the accompanying form of proxy, as soon as possible to the purchaser or transferee, or to the bank, stockbroker or other agent through whom you made the sale or transfer for transmission to the purchaser or transferee.

Morgan Stanley & Co. International Limited is acting exclusively for Burberry Group plc and no-one else in connection with the proposal described in this document and will not be responsible to any person other than Burberry Group plc for providing the protections afforded to clients of Morgan Stanley & Co. International Limited or for providing advice in relation to the proposal or any other matter described in this document.

BURBERRY GROUP PLC

RECOMMENDED PROPOSAL TO AUTHORISE THE COMPANY
TO REPURCHASE SHARES FROM GUS PLC
IN CONJUNCTION WITH ON-MARKET REPURCHASES

Notice of the Extraordinary General Meeting of Burberry Group plc to be held at the Sofitel St James Hotel, 6 Waterloo Place, London SW1Y 4AN on Monday 20 December 2004 at 10.00 a.m. is set out at the end of this document.

A form of proxy for use in relation to the EGM is enclosed with this document. To be valid, the enclosed form of proxy must be completed and returned in accordance with its printed instructions, so as to be received by the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL, no later than 10.00 a.m. on Saturday, 18 December 2004.

DEFINITIONS

"Agreement"	means the agreement with GUS, which will authorise the Company to make Off-market Repurchases, on the terms set out in section 3 of the letter from the Senior Independent Non-Executive Director and in section 4 of the Additional Information section of this document
"Associate"	means in relation to GUS, which is a substantial shareholder in the Company: (i) any other company which is a subsidiary undertaking or parent undertaking or fellow undertaking of the parent undertaking of GUS Holdings; (ii) any company whose directors are accustomed to act in accordance with GUS' directions or instructions; and (iii) any company in the capital of which GUS, and any other company under (i) or (ii) taken together is (or would on the fulfilment of a condition or the occurrence of a contingency be) directly or indirectly interested (or have a conditional or contingent entitlement to become interested) so that they are (or would on the fulfilment of the condition or the occurrence of the contingency be) able: – to exercise or control the exercise of 30 per cent. or more of the votes able to be cast at general meetings on all, or substantially all, matters; or – to appoint or remove directors holding a majority of voting rights at board meetings on all, or substantially all, matters
"Companies Act"	means the Companies Act 1985 (as amended)
"Company"	means Burberry Group plc, registered in England and Wales (No. 3458224) of 18-22 Haymarket, London SW1Y 4DQ
"Directors" or "Board"	means the board of directors of the Company
"Extraordinary General Meeting" or "EGM"	means the extraordinary general meeting of the Company convened for 10.00 a.m. on Monday, 20 December 2004, notice of which is attached to this document
"Group"	means the Company and its subsidiaries and subsidiary undertakings
"GUS"	means GUS plc, registered in England and Wales (No. 146575) of One Stanhope Gate, London W1K 1AF
"GUS Directors"	means John Peace (Chairman) and David Tyler who are directors of the Company appointed by GUS to the Board and hence not considered independent for the purposes of this Proposal to Shareholders
"GUS Group"	means GUS and its subsidiaries and subsidiary undertakings (other than the Group)
"GUS Holdings"	means GUS Holdings Limited, registered in England and Wales (No. 03496850), a wholly-owned subsidiary of GUS
"Independent Directors"	means all of the Directors other than the GUS Directors
"Instructed Broker(s)"	means the broker(s) appointed by the Company to make repurchases of Shares on the London Stock Exchange on its behalf as described in section 2 of the letter from the Senior Independent Non-Executive Director
"Listing Rules"	means the listing rules made by the Competent Authority under Part VI of the Financial Services and Markets Act 2000
"London Stock Exchange"	means the London Stock Exchange plc
"Off-market Repurchase(s)"	means one or more repurchases of Shares from GUS following and made on the same trading day as one or more On-market Repurchases and in the amount which will maintain the GUS Group's holding in the Company at the percentage held immediately before the On-market Repurchases on that trading day
"On-market Repurchase(s)"	means one or more repurchases of Shares from Shareholders on the Main Market of the London Stock Exchange pursuant to the authority given in accordance with section 166 of the Companies Act at the annual general meeting of the Company held on 20 July 2004 to repurchase up to 50,069,116 Shares (at a price not more than 5% above the average of the market values of those Shares for the 5 business days before the purchase is made), through its Instructed Brokers, excluding Shares repurchased and held in treasury by the Company for the purposes of its employees' share schemes as defined in section 743 of the Companies Act
"Proposal"	means the proposed entry into the Agreement by the Company and GUS
"Resolution"	means the Shareholder resolution to approve the Proposal set out in the notice of EGM attached to this document
"Shareholder"	means a registered holder of Shares
"Share Repurchase Programme"	means the programme consisting of On-market Repurchases and Off-market Repurchases allowing the repurchase of a combined total of up to 50,069,116 Shares and continuing until the 2005 annual general meeting of the Company
"Shares"	means ordinary shares (of which there are 503,389,186 in issue at the date of this document) of 0.05p each in the capital of the Company
"UKLA"	means the United Kingdom Listing Authority, a division of the Financial Services Authority

CONTENTS

Expected Timetable of Events

Last time and date for receipt of proxies	10.00 a.m. on Saturday, 18 December 2004
Extraordinary General Meeting	10.00 a.m. on Monday, 20 December 2004

BURBERRY GROUP PLC

Registered in England and Wales (No. 3458224)

Registered office:
18-22 Haymarket,
London SW1Y 4DQ

Directors:
John Peace *(Chairman)*
Rose Marie Bravo *(Chief Executive)*
Stacey Cartwright *(Chief Financial Officer)*
Brian Blake *(Worldwide President and Chief Operating Officer)*
Philip Bowman *(Senior Independent Non-Executive Director)*
Guy Peyrelongue *(Non-Executive Director)*
Caroline Marland *(Non-Executive Director)*
David Tyler *(Non-Executive Director)*

To all Shareholders

26 November 2004

Dear Shareholder

PROPOSAL TO AUTHORISE THE COMPANY TO ENTER INTO AN AGREEMENT TO REPURCHASE ITS OWN SHARES FROM GUS PLC IN CONJUNCTION WITH ON-MARKET REPURCHASES

The Company has conducted a review of its capital structure with the objective of ensuring an appropriate balance between capital efficiency and financial flexibility. Following this review and consideration of alternatives, on 16 November 2004 the Company announced its intention to commence an on and off market Share Repurchase Programme after obtaining the necessary Shareholder consent.

Based upon the Company's strong performance and cash flow generation since the initial public offering and its future prospects, the Board believes the Company is in a position both to return excess capital to Shareholders and to operate with a more efficient capital structure going forward. The Company will target a broadly cash-neutral position and currently aims to achieve this objective by March 2006. Based upon existing capital resources, operating trends and foreseeable capital requirements, the Board expects to repurchase approximately £250 million of Shares by that date. The Company also plans to maintain its progressive dividend policy, increasing the payout ratio to approximately 30 per cent. over time. Overall, this capitalisation strategy will enhance the Company's capital efficiency while providing adequate flexibility to fund growth opportunities.

In order to allow all Shareholders to participate in the programme, to maintain GUS' current ownership level and to minimise any impact on share trading liquidity, the Board is proposing to enter into an agreement which will allow the Company to repurchase Shares from GUS on an off-market basis alongside On-market Repurchases. Under the Agreement, the Company's On-market Repurchases will trigger corresponding repurchases from GUS, which will be completed on the same trading day and calibrated so as to maintain GUS' percentage ownership in the Company at the same level as it held prior to the corresponding On-market Repurchases (for reasons explained in section 1 below). The purchase price of the Shares repurchased from GUS would be equal to the average price of the On-market Repurchases made that same day. As GUS is considered to be a "related party" for the purposes of the Listing Rules (being a substantial Shareholder that owns 65.6 per cent. of the Company as at the date of this document), the Board is convening an Extraordinary General Meeting in order for the Shareholders to vote on whether the Company should be authorised to enter into the Agreement with GUS. I am writing to explain the reasons for the Proposal to enter into the Agreement.

1. Share Repurchase Programme

The Company intends to implement the Share Repurchase Programme by way of both ongoing On-market Repurchases on the Main Market of the London Stock Exchange and Off-market Repurchases from GUS. The On-market Repurchases will be made pursuant to the existing general authority given by Shareholders at the Company's last annual general meeting held in July 2004. Off-market Repurchases from GUS will only take place following On-market Repurchases and will take place on the same trading day on a pro-rata basis as explained below. The Agreement for the Off-market Repurchases must be authorised by a special resolution of the Shareholders. The total number of Shares to be repurchased under the Share Repurchase Programme will not exceed 50,069,116 Shares, being slightly less than 10 per cent. of the Shares in issue as at the date of this letter. This was the limit set by the authority taken at this year's annual general meeting.

The Proposal will allow the Share Repurchase Programme to continue until the 2005 annual general meeting of the Company, at which time the Directors intend to seek to renew the authority to conduct On-market Repurchases and to obtain authority to renew the Agreement with GUS to conduct Off-market Repurchases. Shareholders will therefore have the opportunity to reconsider the Share Repurchase Programme at the 2005 annual general meeting.

The Board believes that the Company can operate effectively with less capital while maintaining the necessary degree of financial flexibility. Following consideration of the alternatives to enhance the Company's capital efficiency, including special dividends and tender offers, the Board has decided to undertake a Share Repurchase Programme. The Board assessed this and alternative return of capital mechanisms against a variety of measures and judged that a Share Repurchase Programme offered the best combination of simplicity, flexibility and cost effectiveness as well as allowing Shareholders to determine whether they wish to participate or not. In particular, the Board views the flexibility that the Company will have under a Share Repurchase Programme to match the pace of capital return with the strength of future cashflows from the business to be a material advantage over alternative mechanisms.

In order that the Share Repurchase Programme minimises any reduction in trading liquidity of the Company's Shares on the Main Market of the London Stock Exchange, the Board considers it important that the Company's largest Shareholder, GUS, participates in the programme on a pro-rata basis. Were GUS not to participate, any repurchase of Shares by the Company would increase GUS' percentage shareholding in the Company, and could have a significant negative impact on trading liquidity.

The Agreement with GUS proposed in this document is designed to ensure GUS' percentage shareholding in the Company does not change as a result of the Share Repurchase Programme. To achieve this, the Company will make Off-market Repurchases from GUS Holdings, a subsidiary of GUS and a shareholder of the Company, on each and every trading day on which the Company makes On-market Repurchases. In order to calculate the number of Shares to be repurchased from GUS Holdings, the Company will determine the number of Shares held by GUS Holdings on the relevant trading day immediately before the On-market Repurchases begin and the percentage of the Company's issued share capital that this holding represents. Once the On-market Repurchases for that trading day are complete, the Company will then determine the number of Shares that need to be repurchased from GUS Holdings in order to return the GUS Holdings' stake to the same percentage level as it held before the On-market Repurchases began on that trading day. This means that on any given day the proportion of Shares repurchased which are sourced from GUS Holdings may differ, depending on, for example, whether GUS Holdings has disposed of or acquired Shares independently of the Agreement or whether the Company has issued new Shares.

It is intended that during the Share Repurchase Programme, both On-market Repurchases and corresponding Off-market Repurchases will be made on a regular basis (which may be as frequent as daily), subject to favourable market conditions. The Board intends that the Share Repurchase Programme will continue until at least March 2006, subject to further Shareholder approval being obtained at the 2005 annual general meeting. Based upon existing capital resources, operating trends and foreseeable capital requirements, and subject to availability in the market, the Board expects to repurchase approximately £250 million of Shares by March 2006.

Announcements relating to the Share Repurchase Programme shall be notified to a Regulatory Information Service as soon as possible and in any event no later than 7.30 a.m. on the business day following the calendar day on which dealing occurred. The notification shall include the date of the purchase, the number of Shares purchased and the purchase price for each of the highest and lowest prices paid, where relevant.

The existing authority for On-market Repurchases allows the Company to repurchase up to (slightly less than) 10 per cent. of the Shares in issue as at the date of this document (or 50,069,116 Shares) during the term of the authority. The Board has determined that this limit will apply not just to Shares purchased in On-market Repurchases but to Shares purchased in both On-market Repurchases and Off-market Repurchases.

The Board considers the Proposal to be in the best interests of the Shareholders as a whole.

The two elements of the Share Repurchase Programme, namely On-market Repurchases from Shareholders other than GUS and Off-market Repurchases from GUS, are described in more detail below. No further authorisation is required for the On-market Repurchases, however the information in section 2 (On-market Repurchases) below is included for background.

2. On-market Repurchases

At the annual general meeting of the Company held on Tuesday, 20 July 2004, the Shareholders passed a resolution enabling the Directors to complete On-market Repurchases (pursuant to section 166 of the Companies Act) of up to 50,069,116 Shares, being slightly less than 10 per cent. of the Company's issued ordinary share capital as at 21 May 2004.

The resolution authorised a minimum price per Share of 0.05p and a maximum price per Share of an amount equal to 105 per cent. of the average middle market quotations for a Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the relevant Share is purchased.

The authority expires on the earlier of the conclusion of the Company's next annual general meeting or 19 October 2005.

The Company will likely appoint a panel of brokers to make On-market Repurchases on its behalf with only one broker from the panel being instructed by the Company to act on any given day. The Instructed Broker will act on a "riskless principal" basis in accordance with instructions received from the Company in respect of the number of Shares to be purchased and the price to be paid. This means that the broker will fulfil the Company's order by purchasing Shares through the trading day and selling those Shares to the Company in one trade at the end of the day. The price of the end-of-day trade will be equal to the average price at which the broker has purchased Shares during that day in order to fulfil the Company's order. The Instructed Broker will be remunerated on a commission basis commensurate with normal market rates.

The Board now intends to repurchase Shares from Shareholders on the Main Market of the London Stock Exchange relying on this existing authority. The Company also intends that a similar general authority to make On-market Repurchases will be proposed and sought at subsequent general meetings of the Company in 2005 and thereafter.

3. Off-market Repurchases - Agreement with GUS

The Board proposes that the Company enters into an agreement with GUS to purchase Shares off-market in a series of transactions, each of which will follow relevant On-market Repurchases.

The terms of the proposed Agreement provide that:

(a) when Shares are purchased in On-market Repurchases on any business day, GUS will procure GUS Holdings to sell to the Company and the Company will buy from GUS Holdings the number of Shares which will maintain the GUS Group's holding of Shares at the same percentage level held immediately before the On-market Repurchases on that business day; and

(b) the purchase price for the Shares repurchased by the Company from GUS Holdings in each Off-market Repurchase will be the average price paid for the Shares purchased in the relevant On-market Repurchases on that business day.

Where Shares are purchased in On-market Repurchases on a given business day the provisions of the Agreement set out in (a) and (b) above will automatically be triggered and accordingly GUS Holdings shall have no discretion not to sell, and the Company shall have no discretion not to buy, the number of Shares which maintain the GUS Group's holding of Shares at the same percentage level as held immediately before the On-market Repurchases on that business day.

The Off-market Repurchases will be a direct sale of shares from GUS Holdings to the Company and will not be transacted through the Instructed Brokers. A detailed summary of the terms and conditions of the Agreement is set out in paragraph 4 of the Additional Information section of this document.

As Shares repurchased by the Company will be cancelled, the On-market Repurchases and Off-market Repurchases will result in a reduction of the issued ordinary share capital of the Company. An amount equivalent to the nominal value of any Shares repurchased will, in accordance with the Companies Act, be transferred from retained earnings to a capital redemption reserve. There will be no reduction in the Company's authorised share capital.

In the event that the Proposal is not approved by Shareholders, the Board will reassess the alternatives to enhance the Company's capital efficiency and may choose to return excess capital to Shareholders in a different manner.

4. Extraordinary General Meeting

An Extraordinary General Meeting of the Company has been convened to consider the Proposal. The notice of the EGM is set out at the end of this document. The meeting will be held at the Sofitel St James Hotel, 6 Waterloo Place, London SW1Y 4AN on Monday, 20 December 2004 at 10.00 a.m. At the EGM, a resolution will be proposed, as required by the Companies Act, to approve the proposed terms of the Agreement and, as GUS is a related party of the Company for the purposes of the Listing Rules, for the Company to enter into a related party transaction with GUS.

As required in these circumstances, GUS has undertaken to the Company that it will not vote, and will take all reasonable steps to ensure that its Associates abstain from voting, on the Resolution. Further, the directors of GUS (including John Peace and David Tyler) and members of the GUS Group will abstain from voting on the Resolution.

Shareholders will not be voting at the EGM to authorise On-market Repurchases (as no further authorisations for the On-market Repurchases are required). This document does not constitute an offer by the Company to purchase Shares and Shareholders will not, by virtue of their votes at the EGM, be agreeing to sell Shares.

5. Action to be taken

You will find enclosed a form of proxy for use by Shareholders in relation to the EGM.

Whether or not you propose to attend the EGM, you are urged to complete and return the form of proxy in accordance with its printed instructions as soon as possible. The completion and return of the form of proxy will not prevent you from attending and voting in person if you wish to do so. The form of proxy should be returned to the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL so as to arrive no later than 10.00 a.m. on Saturday, 18 December 2004.

6. Recommendation and voting intentions

In addition to the undertakings not to vote on the Resolution referred to in paragraph 4 above, neither of the GUS Directors has voted at the Board meeting on the decision of the Board to put the Proposal to Shareholders as they have been nominated to the Board by GUS.

The Board considers that the Proposal is in the best interests of the Company and its Shareholders as a whole. Further, the Independent Directors consider that the Proposal is fair and reasonable so far as the Shareholders are concerned and the Independent Directors have been so advised by Morgan Stanley & Co. International Limited.

In providing advice to the Independent Directors, Morgan Stanley & Co. International Limited has taken into account the Independent Directors' commercial assessment of the Proposal.

The Independent Directors unanimously recommend all Shareholders to vote in favour of the Resolution, as they intend to do in respect of their own beneficial holdings of Shares, amounting in aggregate to 94,522 Shares representing approximately 0.02 per cent. of the Company's existing issued ordinary share capital (excluding treasury shares).

Yours faithfully

Philip Bowman
Senior Independent Non-Executive Director
Burberry Group plc

ADDITIONAL INFORMATION

1. GUS

GUS Holdings, a wholly-owned subsidiary of GUS, holds 65.6 per cent. of the Shares and 1,600,000,000 redeemable preference shares (being 100 per cent. of the issued preference shares) in the Company as at the date of this document.

2. Documents for inspection

A copy of the proposed Agreement will be available for inspection by any Shareholder at the Company's registered office at 18-22 Haymarket, London SW1Y 4DQ, during normal business hours on any weekday (not Saturdays, Sundays and public holidays) from the date of this document up to and including the date of the EGM and also at the EGM.

Copies of the following documents will also be available for inspection at the above address from the date of this document during normal business hours on any weekday (not Saturdays, Sundays and public holidays) up to and including the date of the EGM:

(a) the memorandum and articles of association of the Company;

(b) the material contract, the summary of which is set out in paragraph 5 below;

(c) the consolidated audited accounts and interim accounts of the Group for each of the two financial years preceding the publication of this document, including all notes, reports or information required by the Companies Act; and

(d) details of the Directors' service contracts.

3. Major Interests in Shares

In so far as it is known to the Company, the following persons (other than Directors) are directly or indirectly interested in 3 per cent. or more of the Company's Shares (excluding Shares held by the Company as treasury shares) as at the date of this document:

GUS Holdings Limited	65.6 per cent.
Janus Capital Management LLC	4.2 per cent.

4. Terms of Proposed Agreement with GUS

Under the terms of the Agreement between the Company and GUS (to be entered into on or after the date of the EGM following approval from Shareholders), if the Company undertakes one or more On-market Repurchase(s) on any business day during the term of the Agreement, GUS agrees that at the end of that business day it will procure that GUS Holdings sells to the Company and the Company agrees to buy from GUS Holdings (GUS Holdings having no discretion not to sell and the Company having no discretion not to buy) the number of Shares necessary after giving effect to the On-market Repurchase(s) to retain GUS Group's shareholding at the "Specified Percentage" ("Sale Shares"). The Specified Percentage means, as at the date of the Agreement, the percentage of the issued ordinary share capital of the Company held by the GUS Group and at any other date shall mean such percentage of the issued ordinary share capital of the Company as equals the aggregate interest of the GUS Group in such share capital from time to time, disregarding the effect of the relevant On-market Repurchases.

The purchase price per Sale Share will be the average price of the Shares purchased from Shareholders in the relevant On-market Repurchases on the relevant business day, as contained in a repurchase notice to GUS.

Completion of each repurchase of Sale Shares shall be effected on the same business day as the relevant On-market Repurchases by GUS Holdings executing and delivering to the Company the stock transfer forms to transfer to the Company legal title to the Sale Shares together with the share certificate(s) representing the Sale Shares and the Company paying to GUS Holdings the aggregate amount owing for the Sale Shares as set out in the repurchase notice. The Sale Shares shall then be cancelled in accordance with sections 160(4) and 162(2) of the Companies Act.

GUS shall procure GUS Holdings to enter into a power of attorney in favour of the Instructed Brokers to enable the Instructed Brokers to complete, execute and deliver the stock transfer forms and to procure the issue of and deliver the share certificates on behalf of GUS Holdings and to take any other steps necessary to effect the sale and settlement of the Sale Shares.

The Company acknowledges that it cannot initiate an On-market Repurchase at any time when it would be prohibited from doing so by virtue of applicable law or the Listing Rules of the UKLA (unless the On-market Repurchase is completed pursuant to a contract agreed in advance with the Instructed Brokers and in a form approved by the UKLA). It therefore warrants to GUS that it shall only issue a repurchase notice to GUS in circumstances where it is permitted to do so. Therefore, GUS acknowledges that it is obliged to sell Sale Shares following the issue of and on the terms of the repurchase notice.

GUS undertakes that it shall not, and that it shall procure that each member of the GUS Group and each of its and their directors shall not, vote on any decision of the Board in relation to any On-market Repurchase.

The Agreement shall continue until midnight on the day of the 2005 annual general meeting of the Company. Either party may terminate the Agreement by one business day's written notice to the other party once Shares have been purchased by way of On-market Repurchases and Off-market Repurchases for an aggregated total consideration of £250 million.

5. Material Contracts

In addition to the proposed Agreement which will be a material contract once executed by the Company and is summarised in paragraph 4 above, the following is a summary of the principal contents (including particulars of dates, parties, terms and conditions and any consideration passing to or from the Company or any other member of the Group) of:

(a) each material contract (not being a contract entered into in the ordinary course of business) entered into by any member of the Group within the two years immediately preceding the publication of this document; and

(b) any other contract (not being a contract entered into in the ordinary course of business) entered into by any member of the Group which contains any provision under which any member of the Group has any obligation or entitlement which is material to the Group as at the date of this document.

Relationship Agreement

On 11 July 2002, the Company entered into an agreement with GUS that regulates the on-going relationship between the Group and the GUS Group (the "Relationship Agreement"). The Relationship Agreement ensures that the Company carries on its business independently of GUS and any Associate of GUS and that all transactions and relationships between the Company and GUS are at arm's length. The rights and obligations of GUS under the Relationship Agreement depend on the percentage of issued voting share capital held by the GUS Group. The Relationship Agreement continues until the GUS Group ceases to hold at least 15 per cent. of the Company's issued ordinary share capital (the "Minimum Shareholding").

Minimum Shareholding

If the GUS Group holds the Minimum Shareholding then GUS has agreed to procure, so far as it reasonably can, that:

- the Company's independence in accordance with the Listing Rules is maintained and that the majority of the Non-Executive Directors on the Board are otherwise unconnected with and independent of both the GUS Group and the Company;
- two-thirds of the Company's Executive Directors are independent of the GUS Group, except for their executive directorships with the Company; and
- all transactions and relationships between the Company and the GUS Group are and will be conducted at arm's length.

Also:

- GUS is entitled to nominate one of the Directors;
- the Directors shall not be entitled to vote at meetings of the Board on matters in which they have a conflict of interest as a result of being directors or officers of any member of the GUS Group (other than their directorships or officerships with the Company and any members of the Group); and
- the Company has agreed to provide certain legal and regulatory information to GUS.

Controlling Shareholding

For so long as the GUS Group holds 30 per cent. or more of the Company's issued ordinary share capital, in addition to the terms described above that apply where the GUS Group holds the Minimum Shareholding:

- GUS can appoint up to one-third of the Directors;
- the Company will provide GUS with information at specified times, including management accounts, board minutes and press releases; and
- GUS agrees not to take any action (or omit to take any action) which could prejudice the Company's listing on the Official List of the UKLA and the Main Market of the London Stock Exchange.

Majority Shareholding

For so long as the GUS Group holds 50 per cent. or more of the Company's issued ordinary share capital, in addition to the terms described above that apply where the GUS Group holds the Controlling Shareholding:

- GUS has the right to appoint the chairman of the Board; and
- the Company will provide GUS with the Company's business plan within eight business days after the approval of the plan by the Board.

6. No Significant Changes

There has not been any significant change in the financial or trading position of the Group which has occurred since the end of the last financial period for which unaudited interim financial statements were prepared, i.e. 30 September 2004.

7. Adviser's Consent

Morgan Stanley, as adviser to the Independent Directors, has given and has not withdrawn its written consent to the inclusion of the reference to its name in the form and context in which it is included.

BURBERRY

Burberry Group plc Interim Report
Six months to 30 September 2004

Contents

HIGHLIGHTS

Financial highlights

- Total revenues increased 14% on an underlying* basis to £347m
  - Retail revenues increased 12% underlying
  - Wholesale revenues increased 13% underlying
  - Licensing revenue increased 31% underlying
- Gross profit margin expanded from 55.6% to 58.6%
- EBITA** increased 18% (22% underlying) to £78.8m
- EBITA margin expanded from 20.8% to 22.7%
- Diluted EPS before goodwill amortisation and exceptional gain increased 20% to 10.8p
- Interim dividend increased 33% to 2.0p per Ordinary Share

Strategic and operating highlights

- Retail expansion on track with opening of three stores and one concession
- Completed important store renovations
- Renewing selected licences in Japan
- Burberry Brit for Men fragrance launched to outstanding consumer response
- New fragrance licence to result in increased royalty rates and marketing commitment

Share repurchase programme

- Burberry announces share repurchase programme

* Underlying figures are calculated at constant exchange rates.
** EBITA represents profit before interest, taxation, goodwill amortisation and exceptional gain.

Certain statements made in this interim report are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

This report does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Burberry Group plc shares. Past performance is not a guide to future performance and persons needing advice should consult an independent financial adviser.

SUMMARY OF RESULTS

	Six months to 30 September		% change	
	2004 £m	2003 £m	Reported	Underlying
Turnover	347.5	321.3	8	14
Operating profit before goodwill amortisation and exceptional gain (EBITA)	78.8	66.9	18	22
Exceptional gain	0.8	–	–	–
Operating profit	76.3	63.4	20	25
Profit after taxation	52.3	41.9	25	29
Diluted EPS before goodwill amortisation and exceptional gain	10.8p	9.0p	20	–
Diluted EPS	10.3p	8.3p	24	–

CHIEF EXECUTIVE'S REVIEW

Burberry delivered a strong performance in the first half. The Group increased diluted EPS (before goodwill amortisation and exceptional gain) by 20% on a 14% underlying revenue increase. Progress on important strategic and operational priorities contributed to these gains while also providing the basis for future advances. At the same time, these results reflect both the balance and diversity of the Group's business across products, channels and regions.

Strategic and operating progress

Key strategic and operating highlights are included below:

Products Burberry enjoyed progress across its major product categories.

- **Womenswear** Achieving 18% underlying revenue growth, womenswear led the product groups in the half. The Group continues to introduce contemporary designs to good consumer response. The autumn/winter 2004 London collection featured advanced fabrications and new outerwear silhouettes. Womenswear comprised 34% of total revenue.
- **Menswear** At 27% of reported revenue, menswear sales were bolstered by the sartorial dressing trend with tailored clothing and related categories particularly strong performers. Menswear achieved 7% underlying revenue growth in the half.
- **Accessories** New products drove accessories 11% underlying revenue growth in the period. Small leather goods, which included an innovative mix of new styles and designs, and an expanded line of ponchos were important contributors to these gains. Accessories comprised 25% of revenue in the period (excluding childrenswear).
- **Fragrance** Burberry Brit for Men launched in the US and selected European markets to outstanding consumer response. The contribution of this latest addition to the Brit family combined with the strength of existing fragrance lines drove the category's strong gains in the half.

Chief Executive's review continued

Channels The Group continued to execute its core retail, wholesale and licensing strategies.

- **Retail** Burberry's retail expansion continued on plan. As part of this investment, several key stores underwent refurbishment activity in preparation for peak autumn and holiday selling periods. Work had been completed in the New York flagship by the end of the period, with the Boston (phase 1), the San Francisco and Paris renovations completed early in the third quarter. During the half, the Group opened three new stores in the US and a concession in Korea. On a year-on-year basis, total selling space increased approximately 10%. Management also finalised preparations for Burberry's important Rome location which commenced trading in mid-October.

- **Wholesale** In wholesale, Burberry continued to concentrate on key accounts, add doors selectively in developed markets and utilise the channel to develop new businesses and markets. In Spain, for example, the three test conversions of a wholesale customer's accessories areas to Group-operated concessions continued to perform well; these concessions are an important element in the Group's efforts to broaden its accessory business in this market and additional conversions are scheduled for spring 2005.

- **Licensing** Burberry announced a new fragrance licence with its existing partner during the half. The terms of the new agreement provide for a substantially enhanced royalty rate and marketing investment on the part of our licensing partner relative to the previous agreement. The new agreement also defines an organisational structure more aligned with Burberry's requirements, which will enable future development of this highly successful business.

Chief Executive's review continued

Regions Burberry achieved good results across its trading regions during the half.

- **Japan** Burberry continued its programme to enhance brand positioning in Japan during the half. With respect to licences outside the core apparel categories, the Group began the process of renewing selected licences, including home products, custom shirts and golf accessories. If completed, these renewals are expected to include phased increases in royalty rates and marketing commitments. The Group will also continue to restrict the distribution of selected categories in this market. At the same time, Burberry plans to enter into short term licence extensions for ties, leather goods and related accessories with the objective of retaining flexibility as the Group considers the optimal means to address these categories in the future. For the half, volumes were broadly in line with the previous year.

- **US** Strong wholesale sales and new stores fuelled Burberry's 15% underlying growth in the US market during the half. The Group opened stores in King of Prussia, PA; Charlotte, NC; and Scottsdale, AZ in the half. Wholesale growth resulted primarily from continued intensification of Burberry's key accounts in the region.

- **Europe** Europe's 7% underlying growth in the period represented the strong retail and wholesale growth of certain Continental European markets such as Italy, France, Benelux and Germany, balanced by contributions from more developed markets, including Spain.

- **Asia** Asia's 29% underlying growth was largely driven by strong demand from Chinese consumers, both within the country and in the region. For the half, Greater China (Hong Kong and China) contributed approximately 5% of Burberry's revenues. Gains in Southeast Asia and travel-related businesses also contributed to the increase.

Chief Executive's review continued

Financial overview

Burberry achieved a strong financial performance in the first half. Turnover increased by 14% on an underlying basis (8% reported) to £347m. Gross margin expanded from 55.6% to 58.6% primarily as a result of reduced end of season sale activity, sourcing gains and an increase in licensing's share of the revenue mix. As a result, EBITA margin before exceptional gain expanded from 20.8% in the previous period to 22.7% in the current period. EBITA before exceptional gain increased 18% (22% underlying) to £78.8m and diluted EPS before goodwill amortisation and exceptional gain grew 20% to 10.8p. The directors have declared a 33% increase in the interim dividend to 2.0p.

Share repurchase programme

Following a review of its capitalisation strategy, the Group plans to implement a share repurchase programme. As a result of Burberry's strong performance and cash flow generation since the IPO and future prospects, the Group is currently in a position to both return excess capital to Shareholders and operate with a more efficient capital structure going forward. Burberry will target a broadly cash neutral position and currently aims to achieve this objective by March 2006. Based upon existing capital resources, operating trends and foreseeable capital requirements, Burberry would expect to repurchase approximately £250m of shares by that date. The Group also plans to maintain its progressive dividend policy, increasing the payout ratio to approximately 30% over time. Overall, this capitalisation strategy will enhance Burberry's capital efficiency while providing adequate flexibility to fund growth opportunities.

In order to allow all Shareholders to participate in the programme, maintain GUS group's current ownership level and minimise the impact on share trading liquidity, Burberry's Board is proposing to Shareholders a mechanism (the "Mechanism") which will allow the Group to purchase shares from GUS on an off-market basis alongside open market purchases. Under the Mechanism, Burberry's open market purchases would trigger corresponding purchases from GUS calibrated to maintain GUS's then existing percentage ownership in Burberry. The purchase price of the shares from GUS would be equal to the prices of the corresponding open market purchases. The Group will shortly write to Shareholders to explain the Mechanism in greater detail and call an extraordinary general meeting to approve the proposal.

Chief Executive's review continued

Second half outlook

Looking to the second half of 2004/05:

- Retail Burberry is on schedule to open a minimum of four stores and concessions in the second half, resulting in a 7% increase in total selling square footage for the year. Based on subdued demand in the initial weeks, the Group is planning retail sales conservatively for the second half.

- Wholesale Mid-to-high single digit wholesale sales growth is expected for the spring/summer 2005 season.

- Licensing The Group anticipates licensing revenue in line with the first half.

Rose Marie Bravo
Chief Executive

FINANCIAL REVIEW

Group results

	Six months to 30 September 2004		Six months to 30 September 2003	
	£m	Percentage of turnover	£m	Percentage of turnover
Turnover				
Retail	111.0	31.9%	107.2	33.4%
Wholesale	197.2	56.7%	183.4	57.1%
Licence	39.3	11.3%	30.7	9.6%
Total turnover	347.5	100.0%	321.3	100.0%
Cost of sales	(144.0)	(41.4%)	(142.8)	(44.4%)
Gross profit	203.5	58.6%	178.5	55.6%
Net operating expenses	(124.7)	(35.9%)	(111.6)	(34.7%)
EBITA	78.8	22.7%	66.9	20.8%
Goodwill amortisation	(3.3)	(0.9%)	(3.5)	(1.1%)
Exceptional gain	0.8	0.2%	–	–
Profit before interest and taxation	76.3	22.0%	63.4	19.7%
Net interest income	2.0	0.6%	0.7	0.2%
Profit on ordinary activities before taxation	78.3	22.5%	64.1	20.0%
Taxation on profit on ordinary activities	(26.0)	(7.5%)	(22.2)	(6.9%)
Profit on ordinary activities after taxation	52.3	15.1%	41.9	13.0%
Diluted EPS before goodwill amortisation and exceptional gain	10.8p	–	9.0p	–
Diluted EPS	10.3p	–	8.3p	–
Diluted weighted average number of Ordinary Shares (millions)	507.1	–	505.3	–

Financial review continued

Burberry Group turnover is composed of revenue from three channels of distribution: wholesale, retail and licensing operations. Wholesale revenue arises from the sale of men's and women's apparel and accessories to wholesale customers worldwide, principally leading and prestige department stores and speciality retailers. Retail revenue is derived from sales through the Group's directly operated store network. At 30 September 2004, the Group operated 151 retail locations (2003: 136) consisting of 57 Burberry stores (2003: 49), 70 concessions (2003: 64) and 24 outlet stores (2003: 23). Licence revenue consists of royalties receivable from Japanese and product licensing partners.

Turnover

Total turnover in the first half advanced to £347.5m from £321.3m in the prior period, representing an increase of 8%, or 14% on an underlying basis. In determining "underlying" performance, financial results are adjusted to exclude the impact of foreign currency exchange rate movements between periods.

Retail sales increased by 4% reported (12% underlying) to £111.0m. This growth was driven by newly opened stores with a marginal contribution from existing stores. During the half, Burberry opened three stores in the US and one concession in Korea. Sales growth varied by region. In the US market, a combination of demanding comparatives (partially driven by unusual end of season sale activity in the first quarter of the previous year), renovation activity in key stores, and a slow start to autumn outerwear sales restrained sales growth in the period. In Europe, Continental markets continued to achieve strong growth, while the UK market was subdued for the half. In Asia, sales in Korea continued to be volatile as a result of the difficult macro-economic environment. Hong Kong experienced vigorous growth throughout the half, while Southeast Asia, boosted by new stores, achieved strong gains.

Wholesale sales increased by 8% reported (13% underlying) to £197.2m during the half, driven by double digit gains for the autumn/winter 2004 season. The US achieved strong growth driven by continued intensification of Burberry's key accounts. In Europe, the underpenetrated markets of Italy, France, Benelux and Germany combined with the more developed markets of Spain and the UK to produce modest growth in the half. Asia, fuelled by demand from Greater China, achieved substantial gains.

Licensing revenues in the half increased by 28% reported (31% underlying) to £39.3m. Approximately half of the increase was driven by gains in Japan and half driven by other licences. Gains in the Japanese market largely reflect a reduction in management fees payable with respect to specific licences and increases in certain royalty rates, with volumes broadly in line with the previous year. Global product licences produced strong gains, including fragrance, timepieces and children's apparel. The new fragrance agreement

Financial review continued

Burberry entered into with its existing partner during the second quarter contributed to this growth. The terms of the new agreement, which became effective from 1 July 2004, provide for a substantially enhanced royalty rate relative to the previous agreement.

Operating profit

Gross profit as a percentage of turnover increased to 58.6% in the first half of 2004/05 relative to 55.6% in the prior period. This expansion largely resulted from reduced levels of seasonal clearance activity relative to the previous year (particularly during the first quarter), pricing and sourcing gains and an increase in licensing's share of the revenue mix.

Net operating expenses as a percentage of turnover rose to 35.9% from 34.7% in the previous period. This increase primarily reflects continued retail expansion, incremental marketing investment and additional infrastructure investment in connection with the growth of the business.

As a result of these factors, EBITA increased 18% to £78.8m, or 22.7% of turnover from 20.8% in the comparative period. Exchange rate differences relative to the comparative period reduced reported EBITA by £3.1m.

Goodwill amortisation expense was £3.3m compared to £3.5m in the previous period, with the difference reflecting exchange rate movements between the periods.

During the six months to September 2004, the Group recorded a £0.8m exceptional gain relating to lapsed options under employee share plans.

Profit before interest and taxation increased 20% to £76.3m, or 22.0% of turnover from 19.7% in the comparative period.

Net interest income

Net interest income was £2.0m in the six months to September 2004 compared to £0.7m in the prior period. This increase reflects higher cash balances relative to the previous period.

Financial review continued

Profit before taxation

As a result of the above factors, Burberry reported profit before taxation of £78.3m in the six months to 30 September 2004 compared to £64.1m in the prior period.

Profit after taxation

Burberry reported a 32% effective tax rate on profit before goodwill amortisation and exceptional gain for the half, which resulted in a £26.0m tax charge and reported profit after taxation of £52.3m for the six months to 30 September 2004, a 25% increase over the £41.9m reported in the prior period.

Diluted earnings per share before goodwill amortisation and exceptional gain increased 20% to 10.8p in the half compared to 9.0p in the prior period. In the six months to September 2004, the diluted weighted average number of Ordinary Shares in issue was 507.1m (2003: 505.3m) for the purposes of calculating diluted earnings per share. An average of 5.8m (2003: 4.2m) Ordinary Shares held by the Group's Employee Share Ownership Trusts are excluded for the purposes of earnings per share calculations.

Liquidity and Capital Resources

Historically, Burberry's principal uses of funds have been to support acquisitions, capital expenditures and working capital growth in connection with the expansion of its business. Principal sources of funds have been cash flow from operations and financing from the Group's former 100% owner, GUS. The Group currently expects to finance operations, capital expenditures and its share repurchase programme with existing cash balances, cash generated from operating activities and the use of credit facilities.

The Group plans to undertake a share repurchase programme. Burberry will target a broadly cash neutral capitalisation and currently aims to achieve this position by March 2006. Based upon existing capital resources, operating trends and foreseeable capital requirements, Burberry would expect to repurchase approximately £250m of shares by that date.

Financial review continued

The table below sets out the principal components of cash flow for the six month periods to 30 September 2004 and 30 September 2003 and net funds at the period end:

	Six months to 30 September 2004 £m	Six months to 30 September 2003 £m
Operating profit before interest, taxation, goodwill amortisation and exceptional gain	78.8	66.9
Depreciation and related charges	9.7	10.4
Profit on disposal of fixed assets	(0.1)	–
Charges in respect of employee share incentive schemes	2.9	2.1
Increase in stocks	(12.6)	(9.0)
Increase in debtors	(40.4)	(30.1)
(Decrease)/increase in creditors	(1.1)	2.7
Net cash inflow from operating activities	37.2	43.0
Net interest received	2.1	0.7
Taxation paid	(19.9)	(18.3)
Net purchases of fixed assets	(16.9)	(14.6)
Net cash inflow before dividends and financing activities	2.5	10.8
Net funds at end of period	143.0	73.5

Financial review continued

Net cash inflow from operating activities decreased to £37.2m in the half year to 30 September 2004 from £43.0m in the comparative period. Stock levels grew £12.6m increasing moderately relative to turnover over the period. The £40.4m increase in debtors reflects seasonal growth of trade receivables.

Net cash outflow from purchases of fixed assets of £16.9m largely reflects investment in the Group's retail operations and infrastructure. Capital expenditures for the full 2004/05 financial year are expected to total approximately £40m.

During the six months to 30 September 2004, Burberry invested £8.7m in its own shares as a contribution to funding the Group's Employee Share Ownership Trusts.

An interim dividend of 2.0p per share (2003: 1.5p), £9.9m in total, will be payable on 2 February 2005.

In line with its risk management policy, Burberry has continued to hedge its principal foreign currency transaction exposures arising in respect of Yen denominated royalty income and Euro denominated product purchases.

International Financial Reporting Standards

European Union listed companies are required to report consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) for periods commencing on or after 1 January 2005.

Burberry is preparing for the adoption of IFRS. Reporting changes relative to Burberry's current reporting standards (UK GAAP) are likely to result from differences in the accounting treatment of goodwill and other intangibles, dividends, foreign currency hedging, share-based remuneration, pension costs, tax and deferred tax. The new standards may lead to increased volatility in the profit and loss account and balance sheet and the related statements and notes.

The Group's results for the year to 31 March 2005 will be published in May 2005 under UK GAAP. Burberry intends to publish a reconciliation of these results to those that would have been reported under IFRS shortly after that release. The financial statements for the year to 31 March 2006 will be reported under IFRS, as will the interim results for the six months to 30 September 2005.

Group profit and loss account

	Note	Six months to 30 September 2004 £m	Six months to 30 September 2003 £m	Year to 31 March 2004 £m
Turnover	3	347.5	321.3	675.8
Cost of sales		(144.0)	(142.8)	(284.2)
Gross profit		203.5	178.5	391.6
Net operating expenses		(127.2)	(115.1)	(255.0)
Operating profit		76.3	63.4	136.6
Operating profit before goodwill amortisation and exceptional gain		78.8	66.9	141.2
– goodwill amortisation		(3.3)	(3.5)	(6.8)
– exceptional gain relating to IPO employee share plans	4	0.8	–	2.2
Interest and similar income		2.2	0.8	2.3
Interest expense and similar charges		(0.2)	(0.1)	(0.1)
Profit on ordinary activities before taxation	3	78.3	64.1	138.8
Taxation on profit on ordinary activities	5	(26.0)	(22.2)	(47.3)
Profit on ordinary activities after taxation		52.3	41.9	91.5
Dividend – interim	7	(10.0)	(7.4)	(7.4)
Dividend – final	7	–	–	(14.9)
Retained profit for the period		42.3	34.5	69.2

	Note	Six months to 30 September 2004	Six months to 30 September 2003	Year to 31 March 2004
Pence per share				
Earnings				
– basic	6	10.5p	8.5p	18.5p
– diluted	6	10.3p	8.3p	18.1p
Earnings before goodwill amortisation and exceptional gain				
– basic	6	11.1p	9.1p	19.5p
– diluted	6	10.8p	9.0p	19.1p
Dividends				
Dividend per share – interim	7	2.0p	1.5p	1.5p
Dividend per share – final	7	–	–	3.0p

Statement of total recognised gains and losses

	Six months to 30 September 2004 £m	Six months to 30 September 2003 £m	Year to 31 March 2004 £m
Retained profit for the period	42.3	34.5	69.2
Currency translation differences	10.5	(1.5)	(22.4)
Tax impact of currency translation differences	(0.3)	(0.1)	(1.4)
Net impact of currency translation differences	10.2	(1.6)	(23.8)
Total recognised gains and losses for the period	52.5	32.9	45.4

Reconciliation of movement in Group Shareholders' Funds

	Six months to 30 September 2004 £m	Six months to 30 September 2003 (Restated) £m	Year to 31 March 2004 (Restated) £m
Profit on ordinary activities after taxation	52.3	41.9	91.5
Dividend – interim	(10.0)	(7.4)	(7.4)
Dividend – final	–	–	(14.9)
Retained profit for the period	42.3	34.5	69.2
Shares issued under employee share incentive schemes	9.2	0.3	2.5
Exercise of IPO Restricted Share Plan and IPO share option awards	(5.9)	–	–
Lapse of IPO Restricted Share Plan awards	(0.7)	–	(0.8)
Debit in respect of share incentive schemes*	(4.5)	(4.9)	(3.0)
Net impact of currency translation differences	10.2	(1.6)	(23.8)
Net addition to Shareholders' Funds	50.6	28.3	44.1
Opening Shareholders' Funds – as previously reported	437.1	390.0	390.0
Prior period adjustment*	(6.3)	(3.3)	(3.3)
Opening Shareholders' Funds – as restated	430.8	386.7	386.7
Closing Shareholders' Funds	481.4	415.0	430.8

* Prior period adjustments reflect the impact of adopting UITF Abstract 38 "Accounting for ESOP Trusts", see note 2.

Group balance sheet

	Note	As at 30 September 2004 £m	As at 30 September 2003 (Restated) £m	As at 31 March 2004 (Restated) £m
Fixed assets				
Intangible assets		110.5	121.6	111.4
Tangible fixed assets		161.4	163.7	149.8
Investment*		0.1	0.1	0.1
		272.0	285.4	261.3
Current assets				
Stock		104.4	91.9	89.5
Debtors	8	162.3	150.2	120.8
Cash and short term deposits		143.5	73.6	158.7
		410.2	315.7	369.0
Creditors – amounts falling due within one year*	9	(181.1)	(147.5)	(158.8)
Net current assets		229.1	168.2	210.2
Total assets less current liabilities		501.1	453.6	471.5
Creditors – amounts falling due after more than one year	10	(14.5)	(34.0)	(35.4)
Provisions for liabilities and charges		(5.2)	(4.6)	(5.3)
Net assets		481.4	415.0	430.8
Capital and reserves				
Called up share capital		1.1	1.1	1.1
Share premium account		133.9	122.5	124.7
Revaluation reserve		23.8	24.8	23.5
Capital reserve		41.4	46.0	42.9
Other reserve	11	–	704.1	–
Profit and loss account*	11	281.2	(483.5)	238.6
Equity Shareholders' Funds		480.6	414.2	430.0
Non-equity Shareholders' Funds		0.8	0.8	0.8
Total Shareholders' Funds		481.4	415.0	430.8

* Prior period adjustments reflect the impact of adopting UITF Abstract 38 "Accounting for ESOP Trusts", see note 2.

Group cash flow statement

	Six months to 30 September 2004 £m	Six months to 30 September 2003 (Restated) £m	Year to 31 March 2004 (Restated) £m
Net cash inflow from operating activities	37.2	43.0	185.6
Returns on investments and servicing of finance			
Interest received	2.3	0.8	2.3
Interest paid	(0.2)	(0.1)	(0.1)
Net cash inflow from returns on investments and servicing of finance	2.1	0.7	2.2
Taxation paid	(19.9)	(18.3)	(49.5)
Capital expenditure			
Purchase of tangible and intangible fixed assets	(17.2)	(14.6)	(28.8)
Sale of tangible fixed assets	0.3	–	–
Net cash outflow from capital expenditure	(16.9)	(14.6)	(28.8)
Acquisitions			
Deferred consideration paid for purchase of businesses	–	–	(2.5)
Net cash outflow from acquisitions	–	–	(2.5)
Net cash inflow before dividends and financing activities	2.5	10.8	107.0
Dividends			
Equity dividends paid	(14.9)	(9.9)	(17.3)
Net cash (outflow)/inflow before management of liquid resources and financing	(12.4)	0.9	89.7
Management of liquid resources			
Decrease/(increase) in short term deposits*	18.1	(1.4)	(69.2)
Financing			
Issue of Ordinary Share capital	3.3	0.3	0.9
Purchase of own shares by ESOP	(8.7)	(7.0)	(7.0)
Sale of own shares by ESOP	1.3	–	0.4
Net cash outflow from financing	(4.1)	(6.7)	(5.7)
Increase/(decrease) in cash during the period	1.6	(7.2)	14.8

** Decrease/(increase) in short term deposits has been restated to include the movements in net balances due from GUS group (30 September 2003: £nil; 31 March 2004: £15.8m).*

Analysis of cash flow and net funds

Reconciliation of operating profit to net cash inflow from operating activities	Six months to 30 September 2004 £m	Six months to 30 September 2003 (Restated) £m	Year to 31 March 2004 (Restated) £m
Operating activities			
Operating profit	76.3	63.4	136.6
Exceptional gain	(0.8)	–	(2.2)
Goodwill amortisation	3.3	3.5	6.8
Operating profit before goodwill amortisation and exceptional gain	78.8	66.9	141.2
Depreciation, impairment and trademark amortisation charges	9.7	10.4	28.5
(Profit)/loss on disposal of fixed assets and similar non-cash charges	(0.1)	–	1.7
Charges in respect of employee share incentive schemes	2.9	2.1	3.6
Increase in stocks	(12.6)	(9.0)	(7.5)
Increase in debtors	(40.4)	(30.1)	(1.5)
(Decrease)/increase in creditors	(1.1)	2.7	19.6
Net cash inflow from operating activities	37.2	43.0	185.6

Reconciliation of net cash flow to movement in net funds	Six months to 30 September 2004 £m	Six months to 30 September 2003 £m	Year to 31 March 2004 £m
Increase/(decrease) in cash during the period	1.6	(7.2)	14.8
Cash (inflow)/outflow from movement in liquid resources	(18.1)	1.4	69.2
Movement in net funds resulting from cash flows	(16.5)	(5.8)	84.0
Exchange movements	1.6	(0.3)	(5.7)
Movement in net funds	(14.9)	(6.1)	78.3
Net funds at beginning of period	157.9	79.6	79.6
Net funds at end of period	143.0	73.5	157.9

Analysis of net funds	As at 30 September 2004 £m	As at 30 September 2003 £m	As at 31 March 2004 £m
Cash and short term deposits	143.5	73.6	158.7
Unsecured overdrafts	(0.5)	(0.1)	(0.8)
Net funds at end of period	143.0	73.5	157.9

Notes to the interim financial statements

1 Basis of preparation

The interim report comprises the unaudited results for the six months to 30 September 2004 and 30 September 2003 and the audited results for the year to 31 March 2004. The interim financial statements are not audited and do not constitute statutory accounts. These financial statements have been formally reviewed by the Group's auditors, PricewaterhouseCoopers LLP, and their report is set out on page 27.

The financial information contained in this interim report does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The information at 31 March 2004 has been extracted from the statutory accounts for the year to 31 March 2004, which were reported on by the auditors without qualification or statement under section 237(2) or (3) of the Companies Act 1985 and have been delivered to the Registrar of Companies.

2 Changes in accounting policy and presentation

The results for the six months to 30 September 2003 and year to 31 March 2004 have been restated following the adoption of UITF Abstract 38 "Accounting for ESOP Trusts". Shares held by the Burberry Group plc ESOP Trust and the Burberry Group Share Incentive Plan ("the Burberry Group ESOPs"), previously shown in the balance sheet as fixed asset investments, are now required to be shown as a deduction from Shareholders' Funds. The consideration paid for these shares and the related allocations to employees are included as an adjustment to the profit and loss reserve account.

The impact of the treatment above is to:

a) Reduce investments by £10.3m as at 30 September 2003 and by £8.7m as at 31 March 2004;
b) Reduce accruals and deferred income by £2.1m as at 30 September 2003 and by £2.4m as at 31 March 2004; and
c) Increase the deficit in the profit and loss reserve account by £8.2m as at 30 September 2003 and reduce the profit and loss reserve account by £6.3m as at 31 March 2004.

The Group cash flow statement has been restated to reflect the reallocation of the cash payments relating to the purchase of shares from "Capital expenditure and financial investment" to "Financing".

The Group has also adopted the provision of the revised UITF Abstract 17 "Employee share schemes" concerning the recognition of the cost of employee share incentive schemes. The cost of employee share schemes is charged to the profit and loss account using the quoted market price of the shares at the date of the grant less the exercise price of the share options granted. The charge is accrued over the performance period of the awards. There is no material effect on profit before taxation in either the current or the prior periods.

Notes to the interim financial statements continued

3 Segmental analysis

(i) Geographical analysis – turnover by destination

	Six months to 30 September 2004 £m	Six months to 30 September 2003 £m	Year to 31 March 2004 £m
Europe	179.7	172.6	346.8
North America	73.8	71.7	162.4
Asia Pacific	91.2	75.1	162.6
Other	2.8	1.9	4.0
Total	347.5	321.3	675.8

(ii) Analysis by class of business

Turnover – analysis by class of business

	Six months to 30 September 2004 £m	Six months to 30 September 2003 £m	Year to 31 March 2004 £m
Wholesale	197.2	183.4	351.4
Retail	111.0	107.2	257.4
Wholesale and Retail	308.2	290.6	608.8
Licence	39.3	30.7	67.0
Total	347.5	321.3	675.8

An analysis of turnover by product category is shown below:

	Six months to 30 September 2004 £m	Six months to 30 September 2003 £m	Year to 31 March 2004 £m
Womenswear	118.5	107.0	225.7
Menswear	95.1	94.3	190.1
Accessories (including childrens)	93.3	87.3	189.0
Other	1.3	2.0	4.0
Wholesale and Retail	308.2	290.6	608.8
Licence	39.3	30.7	67.0
Total	347.5	321.3	675.8

	As at 30 September 2004	As at 30 September 2003	As at 31 March 2004
Number of directly operated stores, concessions and outlets open at end of period	151	136	145

Notes to the interim financial statements continued

3 Segmental analysis continued

Profit before taxation – analysis by class of business

	Six months to 30 September 2004 £m	Six months to 30 September 2003 £m	Year to 31 March 2004 £m
Wholesale and Retail	45.1	40.2	85.2
Licence	33.7	26.7	56.0
	78.8	66.9	141.2
Net interest income	2.0	0.7	2.2
Profit before goodwill amortisation, exceptional gain and taxation	80.8	67.6	143.4
Goodwill amortisation – Wholesale and Retail	(3.3)	(3.5)	(6.8)
Exceptional gain – Wholesale and Retail	0.8	–	1.6
Exceptional gain – Licence	–	–	0.6
Profit on ordinary activities before taxation	78.3	64.1	138.8

The results above are stated after the allocation of costs of a group-wide nature.

4 Exceptional gain

The exceptional gain arising in the six months to 30 September 2004 consists of the following amounts:

	Six months to 30 September 2004 £m	Six months to 30 September 2003 £m	Year to 31 March 2004 £m
Lapse of awards under the IPO Restricted Share Plan ("the RSP")	0.7	–	0.8
Credit in respect of employers' National Insurance liability arising on the RSP awards	0.1	–	1.4
Total	0.8	–	2.2

Awards were made under the RSP to the executive directors and other senior management of Burberry Group in respect of services provided prior to flotation. No previous awards had been made, and no further awards will be made, under the RSP.

An exceptional gain of £0.7m arose in the six months to 30 September 2004 on the lapsing of share awards, which had previously been granted to an individual in the year to 31 March 2003. A further credit of £0.1m relating to National Insurance also arose in the period from the lapse of these share awards.

The associated tax charge relating to this exceptional gain was £0.2m in the period (30 September 2003: £nil; 31 March 2004: £0.7m) and there was no cash flow during the period in relation to these items (30 September 2003: £nil; 31 March 2004: £nil).

Notes to the interim financial statements continued

5 Taxation

The effective rate of tax, before goodwill amortisation and exceptional gain, is based on the estimated tax charge for the full year at a rate of 32.0% (2003: 33.0%). The actual effective rate of tax for the year to 31 March 2004 on this basis was 32.6%.

The tax charge in the six months to 30 September 2004 is treated as being wholly current, with no deferred element.

6 Earnings per share

The calculation of basic earnings per share is based on profit after taxation divided by the weighted average number of Ordinary Shares in issue during the period. Basic earnings per share before goodwill amortisation and exceptional gain is disclosed to indicate the underlying profitability of the Burberry Group.

	Six months to 30 September 2004 £m	Six months to 30 September 2003 £m	Year to 31 March 2004 £m
Profit on ordinary activities after taxation, but before goodwill amortisation and exceptional gain	54.9	45.3	96.6
Effect of goodwill amortisation (net of attributable taxation)	(3.2)	(3.4)	(6.6)
Effect of exceptional gain (net of attributable taxation)	0.6	–	1.5
Profit on ordinary activities after taxation	52.3	41.9	91.5

The weighted average number of Ordinary Shares represents the weighted average number of Burberry Group plc Ordinary Shares in issue throughout the period, excluding Ordinary Shares held in Burberry Group's Employee Share Ownership Trusts.

Notes to the interim financial statements continued

6 Earnings per share continued

Diluted earnings per share is based on the weighted average number of Ordinary Shares in issue during the period. In addition, account is taken of any awards made under the Restricted Share Plans and Share Option Schemes, which will have a dilutive effect when exercised (full vesting of all outstanding awards is assumed).

	Six months to 30 September 2004 Million	Six months to 30 September 2003 Million	Year to 31 March 2004 Million
Weighted average number of Ordinary Shares in issue during the period	496.2	495.8	495.6
Dilutive effect of the RSPs and Share Option Schemes	10.9	9.5	10.3
Diluted weighted average number of Ordinary Shares in issue during the period	507.1	505.3	505.9

Basic earnings per share	Six months to 30 September 2004 Pence	Six months to 30 September 2003 Pence	Year to 31 March 2004 Pence
Basic earnings per share before goodwill amortisation and exceptional gain	11.1	9.1	19.5
Effect of goodwill amortisation	(0.7)	(0.6)	(1.3)
Effect of exceptional gain	0.1	–	0.3
Basic earnings per share	10.5	8.5	18.5

Diluted earnings per share	Six months to 30 September 2004 Pence	Six months to 30 September 2003 Pence	Year to 31 March 2004 Pence
Diluted earnings per share before goodwill amortisation and exceptional gain	10.8	9.0	19.1
Effect of goodwill amortisation	(0.6)	(0.7)	(1.3)
Effect of exceptional gain	0.1	–	0.3
Diluted earnings per share	10.3	8.3	18.1

7 Dividend

The interim dividend of 2.0p (2003: 1.5p) per share will be paid on 2 February 2005 to Shareholders on the Register at the close of business on 21 January 2005.

Notes to the interim financial statements continued

8 Debtors

	As at 30 September 2004 £m	As at 30 September 2003 £m	As at 31 March 2004 £m
Amounts falling due within one year			
Trade debtors	119.6	112.2	86.1
Other debtors	1.2	3.0	0.9
Prepayments and accrued income	22.4	14.5	12.0
Corporation tax	0.1	0.2	2.8
Trading balances owed by GUS group	0.2	0.1	–
	143.5	130.0	101.8
Amounts falling due after more than one year			
Other debtors	1.1	1.1	1.5
Deferred tax assets	16.9	18.3	16.7
Corporation tax	0.8	0.8	0.8
Total	162.3	150.2	120.8

The deferred tax assets at 30 September 2004 and 2003 reflect the asset recorded at the immediately preceding 31 March, adjusted for any foreign currency movements.

Notes to the interim financial statements continued

9 Creditors – amounts falling due within one year

	As at 30 September 2004 £m	As at 30 September 2003 (Restated) £m	As at 31 March 2004 (Restated) £m
Unsecured:			
Overdrafts	0.5	0.1	0.8
Trade creditors	29.5	24.1	31.2
Trading balances owed to GUS group	8.4	7.0	6.8
Corporation tax (UK and overseas)	24.0	22.8	19.3
Other taxes and social security costs	5.8	5.4	4.2
Other creditors	18.5	17.8	18.7
Accruals and deferred income	61.8	60.4	62.9
Deferred consideration for acquisitions	22.7	2.5	–
Dividend payable – GUS group	6.6	5.8	9.9
Dividend payable – other Shareholders	3.3	1.6	5.0
Total	181.1	147.5	158.8

10 Creditors – amounts falling due after more than one year

	As at 30 September 2004 £m	As at 30 September 2003 £m	As at 31 March 2004 £m
Unsecured:			
Other creditors, accruals and deferred income	4.5	3.5	3.7
Deferred consideration for acquisitions	10.0	30.5	31.7
Total	14.5	34.0	35.4

Notes to the interim financial statements continued

11 Reserves

The other reserve represents the amounts transferred from the share premium account within Burberry Group plc ("the Company") as a result of the capital reduction carried out immediately prior to flotation. This reserve was reclassified as distributable and included in the profit and loss reserve account, when the creditors of the Company as at the date of the capital reduction were settled in full, on 31 December 2003.

The cost of own shares held in the Burberry Group ESOPs has been offset against the profit and loss reserve account as the amounts paid reduce the profits available for distribution by the Burberry Group and the Company. As at 30 September 2004 the amounts offset against this reserve account are £19.5m (30 September 2003: £12.5m; 31 March 2004: £12.1m).

Dividend distributions are dependent on the Company's accumulated profit and loss reserve account. As at 30 September 2004 the profit and loss reserve account of the Company was £802.3m (30 September 2003: £131.3m (restated); 31 March 2004: £818.7m (restated)).

12 Foreign currency

The results of overseas subsidiaries are translated at the average exchange rate for the period. The assets and liabilities of such undertakings are translated at the period end exchange rates. Differences arising on the retranslation of the opening net investments in subsidiary companies, and on the translation of their results, are taken to reserves and are reported in the statement of total recognised gains and losses.

	Average			Closing		
	Six months to 30 September 2004	Six months to 30 September 2003	Year to 31 March 2004	As at 30 September 2004	As at 30 September 2003	As at 31 March 2004
Euro	1.49	1.43	1.44	1.46	1.43	1.50
US dollar	1.81	1.62	1.70	1.80	1.66	1.84
Hong Kong dollar	14.13	12.61	13.20	14.07	12.89	14.31
Korean won	2,099	1,935	2,016	2,078	1,913	2,106

The average exchange rate achieved by Burberry Group on its Yen royalty income, taking into account its use of Yen forward sale contracts on a monthly basis approximately 12 months in advance of royalty receipts, was Yen 182.0: £1 in the six months to 30 September 2004 (2003: Yen 179.88: £1; year to 31 March 2004 Yen 182.3: £1).

Independent review report to Burberry Group plc

Introduction

We have been instructed by Burberry Group plc to review the financial information of Burberry Group plc and its subsidiaries ("the Group") which comprises the Group profit and loss account, the statement of total recognised gains and losses, the reconciliation of movement in Group Shareholders' Funds, the Group balance sheet, the Group cash flow statement and the notes to the interim financial statements. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for Burberry Group plc for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months to 30 September 2004.

PricewaterhouseCoopers LLP
Chartered Accountants
London

15 November 2004

Shareholder information

Registrar

Enquiries concerning holdings of the Company's shares and notification of the holder's change of address should be referred to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, telephone: 0870 600 3970. In addition, Lloyds TSB Registrars offer a range of shareholder information online at www.shareview.co.uk. A text phone facility for those with hearing difficulties is available by calling 0870 600 3950.

Share price information

The latest Burberry Group plc share price is available on Ceefax and also on the Financial Times Cityline Service on 0906 843 2727 (calls charged at 60p per minute).

Internet

A full range of investor relations information on Burberry Group plc, including latest share price and dividend history, is available on the Company's website (www.burberry.com).

Financial calendar for the year to 31 March 2005

Third quarter trading update	12 January 2005
Interim dividend record date	21 January 2005
Interim dividend to be paid	2 February 2005
Second half trading update	13 April 2005
Preliminary announcement of results for the year to 31 March 2005	May 2005
Annual General Meeting	July 2005

Registered office

Burberry Group plc
18-22 Haymarket
London
SW1Y 4DQ

Telephone: 020 7968 0000